QuickLinks -- Click here to rapidly navigate through this document

Filed pursuant to Rule 424(b)(3)
Registration No. 333-170802

NORTHSTAR HEALTHCARE INCOME, INC.
SUPPLEMENT NO. 1 DATED APRIL 22, 2013
TO THE PROSPECTUS DATED APRIL 22, 2013

        This document supplements, and should be read in conjunction with, our prospectus dated April 22, 2013. The purpose of this Supplement No. 1 is to disclose:

  •
  the status of our initial public offering;

  •
  a summary of our investment;

  •
  selected financial data;

  •
  distributions declared for the period from April 5, 2013 through June 30, 2013;

  •
  compensation paid to our advisor and our dealer manager;

  •
  information regarding our borrowings;

  •
  information regarding our share repurchase program;

  •
  information regarding our net tangible book value per share;

  •
  information on experts; and

  •
  information incorporated by reference.

Status of Our Initial Public Offering

        We commenced our initial public offering of $1,100,000,000 in shares of common stock on August 7, 2012, of which $1,000,000,000 in shares can be issued pursuant to our primary offering and $100,000,000 in shares can be issued pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

        On February 11, 2013, we satisfied the minimum offering amount of our offering as a result of the purchase of $2.0 million in shares of our common stock for $9.00 per share (reflecting that no selling commissions or dealer manager fees were paid) by an affiliate of NorthStar Realty Finance Corp., or our sponsor. On February 11, 2013, following the authorization of our board of directors, our escrow agent released all of the offering proceeds in our escrow account. We have special escrow provisions for Ohio and Tennessee residents, which have not been satisfied as of February 11, 2013. Our primary offering is expected to terminate on or before August 7, 2014, unless extended by our board of directors as permitted under applicable law and regulations.

        As of April 22, 2013, we received and accepted subscriptions in our primary offering for 0.2 million shares, or $2.05 million, including 0.2 million shares, or $2.0 million, sold to our sponsor, pursuant to our distribution support agreement. As of April 22, 2013, 110.3 million shares remained available for sale under our offering.

Summary of Our Investment

        As of the date hereof, we own one participation interest in a senior loan. On April 5, 2013, or the closing date, we, through a subsidiary, purchased a $2.0 million pari passu participation interest, or the participation, in an $11.25 million senior loan, or the senior loan. We will purchase additional amounts of the senior loan, from time to time, as additional capital is raised, increasing the size of the participation until we own the entire senior loan.

        The senior loan was originated on February 15, 2013 by an affiliate of our sponsor. The participation was purchased at our sponsor's cost basis and was approved by our independent directors consistent with our conflict of interest policy. In connection with the investment, we and our sponsor entered into a participation agreement, which among other things, contains customary provisions to provide us with certain approval and consent rights for the senior loan.

        The senior loan is secured by a 112-unit mixed independent living, assisted living and memory care facility located in Madera, California, or the property. The property is located in the middle of a 40-acre upscale single family home and multi-use area and is also located three-miles from the Madera Community Hospital. The property is managed by an experienced operator who manages 47 properties, 33 of which are in California.

        The senior loan bears interest at a floating rate of 7.0% over the one-month London Interbank Offered Rate, or the LIBOR Rate, but at no point shall the LIBOR Rate be less than 1.0%, resulting in a minimum interest rate of 8.0% per annum. We will earn a fee equal to 1.0% of the outstanding principal amount at the time of repayment.

        The initial term of the senior loan is 36 months, with two one-year extension options available to the borrower, subject to the satisfaction of certain performance tests and the borrower paying a fee equal to 0.50% of the amount being extended for each extension option. The senior loan may be prepaid after the first 21 months, provided the borrower pays the remaining interest due on the amount prepaid through month 24. Thereafter, the senior loan may be prepaid in whole or in part without penalty.

        The property's loan-to-value ratio, or the LTV Ratio, is approximately 70%. The LTV Ratio is the amount loaned to the borrower, net of reserves funded and controlled by us and our affiliates, if any, over the current appraised value of the property as of January 2013.

Selected Financial Data

        The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated balance sheets as of December 31, 2012 and 2011 and the related consolidated statements of equity as of December 31, 2012, 2011 and 2010 and the related notes, each included in our Annual Report on Form 10-K for the year ended December 31, 2012 and incorporated by reference into this prospectus supplement.

	December 31,
Balance Sheet Data:	2012	2011
Assets
Cash	$202,007	$202,007
Total assets	202,007	202,007
Equity
Stockholder's equity	200,007	200,007
Non-controlling interests	2,000	2,000
Total equity	202,007	202,007

Distributions Declared for the Period from April 5, 2013 through June 30, 2013

        We intend to generally pay distributions on a monthly basis based on daily record dates. On April 5, 2013, for the period from April 5, 2013, the date of our first investment, through June 30, 2013, our board of directors approved cash distributions at a rate of $0.000184932 per share per day.

        As of the date hereof, we have not paid any distributions on our common stock.

Compensation Paid to Our Advisor and Our Dealer Manager

        As of December 31, 2012, we had not paid any compensation to our advisor. As of March 31, 2013, we paid $1,500 to our dealer manager.

Information Regarding Our Borrowings

        As of the date hereof, we have no borrowings.

 Information Regarding Our Share Repurchase Program

        We have adopted a share repurchase program that may enable stockholders to sell their shares to us in limited circumstances. We are not obligated to repurchase shares pursuant to this program. As of the date hereof, we had not received any requests to repurchase shares of common stock pursuant to the share repurchase program. No stockholder is eligible to participate in the share repurchase program (other than with respect to requests made as a result of death or qualifying disability) until the stockholder has held our shares for at least one year.

Our Net Tangible Book Value Per Share

        The offering price in our offering is higher than the net tangible book value per share of our common stock as of December 31, 2012. Net tangible book value per share is calculated including tangible assets but excluding intangible assets such as deferred costs or goodwill and any other asset that cannot be sold separately from all other assets of the business as well as intangible assets for which recovery of book value is subject to significant uncertainty or illiquidity, less liabilities and is a non-GAAP measure. There are no rules or authoritative guidelines that define net tangible book value; however, it is generally used as a conservative measure of net worth, approximating liquidation value. Our net tangible book value reflects dilution in value of our common stock from the issue price as a result of shares being sold to our sponsor at a price of $9.00 per share.

        As of December 31, 2012, our net tangible book value per share was $9.00, compared with our primary offering price per share of $10.00 (ignoring purchase price discounts for certain categories of purchasers) and our DRP price per share of $9.50. Our offering price was not established on an independent basis and bears no relationship to the net value of our assets. Although we do not believe net tangible book value is an indication of the value of our shares, if we were to liquidate our assets at this time, you would likely receive less than the purchase price for your shares due to the factors described above with respect to the dilution in value of our common stock.

        Further, investors who purchase shares in our offering may experience further dilution of their equity investment in the event that we sell additional common shares in the future, if we sell securities that are convertible into common shares or if we issue shares upon the exercise of options, warrants or other rights.

Experts

        The consolidated balance sheets of NorthStar Healthcare Income, Inc. and subsidiary as of December 31, 2012 and 2011, and the related consolidated statements of equity as of December 31, 2012, 2011 and 2010 have been incorporated by reference herein in reliance of said reports of Grant Thornton LLP, independent registered public accountants upon the authority of said firm as experts in accounting and auditing in giving said reports.

Incorporation of Certain Documents by Reference

        We have elected to "incorporate by reference" certain information into this prospectus. By incorporating by reference, we are disclosing important information to you by referring you to documents we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. You can access documents that are incorporated by reference into this prospectus at our website at www.northstarreit.com/healthcare. There is additional information about us and our advisor and its affiliates at our website, but unless specifically incorporated by reference herein as described in the paragraphs below, the contents of our website are not incorporated by reference in or otherwise a part of this prospectus.

        The following documents filed with the Securities and Exchange Commission, or SEC, are incorporated by reference in this prospectus, except for any document or portion thereof deemed to be "furnished" and not filed in accordance with SEC rules:

  •
  Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on March 15, 2013; and

  •
  Current Reports on Form 8-K filed with the SEC on January 31, 2013; February 4, 2013; February 11, 2013 and April 8, 2013.

        We will provide to each person to whom this prospectus is delivered, upon request, a copy of any or all of the information that we have incorporated by reference into this prospectus but not delivered with this prospectus. To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write us at:

NorthStar Healthcare Income, Inc.
Attn: Investor Relations
399 Park Avenue, 18th Floor
New York, New York 10022
(212) 547-2600

        The information relating to us contained in this prospectus does not purport to be comprehensive should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

QuickLinks

NORTHSTAR HEALTHCARE INCOME, INC. SUPPLEMENT NO. 1 DATED APRIL 22, 2013 TO THE PROSPECTUS DATED APRIL 22, 2013
Status of Our Initial Public Offering
Summary of Our Investment
Selected Financial Data
Distributions Declared for the Period from April 5, 2013 through June 30, 2013
Compensation Paid to Our Advisor and Our Dealer Manager
Information Regarding Our Borrowings
Information Regarding Our Share Repurchase Program
Our Net Tangible Book Value Per Share
Experts
Incorporation of Certain Documents by Reference